ASA Electronics, LLC
And Subsidiaries

Consolidated Financial Report
11/30/16

RSM

RSM US LLP

Independent Auditor's Report

To the Members
ASA Electronics, LLC and Subsidiaries
Elkhart, Indiana

Report on the Financial Statements
We have audited the accompanying consolidated financial statements of ASA Electronics, LLC and Subsidiaries, which comprise the consolidated balance sheet as of November 30, 2016 and 2015, and the related consolidated statements of income, consolidated members’ equity and consolidated cash flows for the years then ended and the related notes to the financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASA Electronics LLC and Subsidiaries, as of November 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Elkhart, Indiana
January 30, 2017

ASA Electronics, LLC and Subsidiaries

Balance Sheets
November 30, 2016 and 2015

	2016	2015

ASSETS

Current Assets
Cash and cash equivalents	$8,580,901	$16,047,361
Available-for-sale securities	13,600,862	4,412,999
Trade receivables, net	7,663,577	8,810,852
Inventories	15,631,069	16,265,038
Prepaid expenses	362,661	537,365
Total current assets	45,839,070	46,073,615

Leasehold Improvements and Equipment, at depreciated cost	3,039,609	3,060,175

Intangible Assets, trademark rights	2,742,123	2,742,123
	$51,620,802	$51,875,913

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$1,331,783	$1,820,025
Accrued expenses
Payroll and related taxes	2,245,193	2,061,520
Warranty	2,050,759	1,991,483
Other	956,539	985,199
Total current liabilities	6,584,274	6,858,227

Commitments and Contingencies

Long-Term liabilities
Warranty	362,988	332,264

Total liabilities	6,947,262	7,190,491

Members' Equity	44,673,540	44,685,422
Total liabilities and member's equity	$51,620,802	$51,875,913

See notes to consolidated financial statements.

ASA Electronics, LLC and Subsidiaries

Statements of Income
November 30, 2016, 2015 and 2014

	2016	2015	2014

Net sales	$93,691,981	$92,484,168	$92,651,340

Cost of goods sold	69,527,065	70,040,887	71,028,347

Gross profit	24,164,916	22,443,281	21,622,993

Selling, general and administrative expenses	10,573,451	9,999,150	10,203,961

Operating income	13,591,465	12,444,131	11,419,032

Other income (expense):
Interest income, net	77,045	60,016	58,373
Other	(29,681)	(31,252)	382,597
	47,364	28,764	440,970
Net income	$13,638,829	$12,472,895	$11,860,002

See notes to consolidated financial statements.

ASA Electronics, LLC and Subsidiaries

Statements of Members' Equity
November 30, 2016, 2015 and 2014

	2016	2015	2014

Balance, beginning	$44,685,422	$42,692,821	$40,188,092
Net income	13,638,829	12,472,895	11,860,002
Member distributions	(13,650,711)	(10,480,294)	(9,355,273)
Balance, ending	$44,673,540	$44,685,422	$42,692,821

See notes to consolidated financial statements.

ASA Electronics, LLC and Subsidiaries

Statements of Cash Flows
November 30, 2016, 2015 and 2014

	2016	2015	2014

Cash Flows From Operating Activities
Net income	$13,638,829	$12,472,895	$11,860,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,588,567	1,273,380	1,149,988
Inventory write downs and reserves	250,643	127,738	568,979
Loss on sale of property and equipment	23,138	26,425	55,703
Change in assets and liabilities:
Decrease (increase) in:
Trade receivables	1,147,275	(816,541)	(941,655)
Inventories	383,326	2,436,655	(2,682,688)
Prepaid expenses	174,704	(153,543)	215,559
(Decrease) increase in:
Accounts payable	(488,242)	(1,081,812)	1,514,907
Accrued expenses	245,013	77,236	56,245
Other	—	—	395
Net cash provided by operating activities	16,963,253	14,362,433	11,797,435

Cash Flows From Investing Activities
Purchase of property and equipment	(1,593,439)	(1,767,178)	(1,414,620)
Proceeds from sale of property and equipment	2,300	3,500	6,533
Proceeds from sale of available-for-sale securities	5,195,005	4,180,213	5,710,000
Purchase of available-for-sale securities	(14,382,868)	(1,980,213)	(6,323,000)
Net cash (used in) provided by investing activities	(10,779,002)	436,322	(2,021,087)

Cash Flows From Financing Activities
Member distributions	(13,650,711)	(10,480,294)	(9,355,274)
(Decrease) increase in cash and cash equivalents	(7,466,460)	4,318,461	421,074

Cash and cash equivalents, beginning	16,047,361	11,728,900	11,307,826

Cash and cash equivalents, ending	$8,580,901	$16,047,361	$11,728,900

See notes to consolidated financial statements.

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies

Nature of business: Since 1977, ASA Electronics, LLC (“ASA” or the “Company”) has built a reputation for developing mobile electronics specifically designed and tested to withstand the rigors of niche markets in the Automotive Industry including: Recreational Vehicle; Commercial Vehicle, Heavy Duty Truck, Agricultural, Construction, Bus, Powersports and Marine industries. Its proprietary line of products include: Jensen 12 Volt LCD and LED flat panel televisions, stereos, and speakers, Voyager Observation Systems, and Advent rooftop air conditioners. In 2015, ASA designed the Jensen iN-Command system that replaces the control panel in the RV that historically was made up of rocker switches and buttons to a touch pad system that can be operated remotely using an app on a smart phone or tablet. These high quality mobile electronics and appliances are designed and tested in a research and development lab located at the Company’s corporate offices. ASA’s engineering team works in conjunction with its customers’ designers, engineers and sales team to develop customized solutions. In 2012, ASA expanded its product offerings to also distribute products from Polk Audio. Polk Audio, also established in the 1970’s, is an award-winning designer and manufacturer of high performance audio products, who has become the market share leader in premium home and marine speakers, sound bars, amplifiers, and other high end audio products. The addition of Polk products compliments ASA’s existing product lineup and provides a full spectrum of audio/video options for our customers. The various products offered by ASA are sold throughout the world to Original Equipment Manufacturers as well as the respective Aftermarket segments. In addition to the headquarters in Elkhart, Indiana, ASA also has two public distribution centers in Oregon and California, and a trading office in Shenzhen, China.

Significant accounting policies:

Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in the ASU require entities that measure inventory using the first-in, first-out or average cost methods to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 on a prospective basis.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Revenue recognition: The Company recognizes revenue from product sales at the time of passage of title and risk of loss to the customer either at F.O.B. Shipping Point or F.O.B. Destination, based upon terms established with the customer. The Company’s selling price is fixed and determined at the time of shipment and collectability is reasonably assured and not contingent upon the customer’s resale of the product. The customers are generally not given rights of return. In the event customers are granted rights of return, the Company estimates and records an allowance for future returns. At November 30, 2016 and 2015, no such allowance was deemed necessary. Product

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

sales are generally not subject to acceptance or installation by Company or customer personnel.

All revenue transactions are denominated in U.S. dollars.

Shipping and delivery: The Company recognizes shipping and delivery costs in selling, general and administrative expenses in the accompanying consolidated statements of income. These costs for the years ended November 30, 2016, 2015 and 2014 were approximately $382,000; $420,000 and $529,000 respectively.

Sales incentives: The Company offers sales incentives to its customers primarily in the form of cooperative advertising allowances and rebates. All significant sales incentives require the customer to purchase the Company’s products during a specified period of time, and are based on either a fixed dollar amount or set percentage of sales. Claims are settled either by the customer claiming a deduction against an outstanding account receivable or by the customer a requesting check. Since the incentive percentage or amount can be reasonably estimated, the Company records the related incentive at the time of sale. The Company has also entered into the RV Aftermarket segment, with several of those customer’s having dollar specific co-op advertising programs for participation in trade shows, placement in catalogues, countertop display units, and other marketing programs. These co-op advertising programs are reviewed and adjusted, as necessary, on a quarterly basis. As of November 30, 2016 and 2015, sales incentive accruals reflected as a liability on the consolidated balance sheets was approximately $643,000 and $612,000 respectively. The Company records all sales incentive as an offset to sales on the consolidated statements of income.

Members’ equity and subsequent event: In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying consolidated financial statements do not include other corporate assets and liabilities of the members, including their obligation for income taxes on the net income of the limited liability company nor any provision for income tax expenses.

It is the Company’s intent to distribute funds to members to cover their income tax liabilities. Subsequent to November 30, 2016, the Company paid approximately $3,844,000 of member distributions relating to the fourth quarter.

The LLC operating agreement does not provide for separate classes of ownership. VOXX International (VOXX) and ASA Electronics Corporation share equally in all LLC events and the related member accounts are considered equal on a fair value basis.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and treasury bills with a maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents amounted to, approximately $7,131,000 and $12,884,000 at November 30, 2016 and 2015 respectively.

The Company maintains its cash accounts which, at times, may be in excess of insurance limits provided by the Federal Deposit Insurance Corporation.

Trade receivables: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying balance sheets at November 30, 2016 and 2015 are stated net of an allowance for doubtful accounts of approximately $60,000 and $65,000 respectively. Management determines the allowance for doubtful accounts by identifying troubled accounts and using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Generally, a trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days from its date.

Inventories: The Company values its inventory at the lower of the actual cost to purchase (primarily on a weighted moving average basis) and/or the current estimated market value of the inventory less expected costs to sell the inventory. The Company regularly reviews inventory quantities on-hand and records a provision for excess and obsolete inventory based primarily from selling prices, indications from customers based upon current price

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

negotiations and lower market prices. The Company’s industry is characterized by rapid technological change and frequent new product introductions that could result in an increase in the amount of obsolete inventory quantities on-hand.

During the years ended November 30, 2016, 2015 and 2014, the Company recorded write downs of inventory of approximately $251,000; $128,000 and $569,000 respectively, related to lower of cost or market adjustments. These charges to income are included in cost of goods sold in the accompanying consolidated statements of income. As of November 30, 2016 and 2015 the Company maintained an inventory write down reserve of approximately $22,000 and none respectively.

Depreciation: Depreciation of leasehold improvements is computed over the lesser of the underlying lease term or the estimated useful lives and equipment is computed principally by the straight-line method over the following estimated useful lives:

Years
Leasehold improvements	5-9
Machinery and equipment	5-10
Tooling and molding	1-3
Transportation equipment	5
Office furniture and fixtures	10
Computer equipment	3
Booth displays	7

Tooling is amortized on a per unit basis. The Company estimates annual sales volume produced and life expectancy of the tooling to determine the per unit amortization amount. This per unit amount increases inventory cost upon receipt into a U.S. warehouse and is subsequently charged to cost of goods sold upon sale of the related product.

Warranties: The Company provides a limited warranty primarily for a period of up to two years for its products. The Company’s standard warranties require the original equipment manufacturer, its dealers or the end user to repair or replace defective products during such warranty periods at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. The related expense is included in cost of goods sold in the accompanying consolidated statements of income. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, the historical lag time between product sales and product claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

Changes in the Company’s warranty liability during the years ended November 30, 2016, 2015 and 2014 are as follows:

	2016	2015	2014

Balance, beginning of year	$2,323,747	$2,686,747	$2,462,000
Accruals for products sold	1,385,371	1,114,862	2,091,840
Payments made	(1,292,237)	(1,477,862)	(1,867,093)
Balance, end of year	$2,416,881	$2,323,747	$2,686,747

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

Income taxes: As a limited liability Company, the Company’s taxable income is allocated to members in accordance with their respective percentage ownership. However, a provision for Hong Kong profit tax, China enterprise income tax, China value added tax, and U.S. state income tax for the years ended November 30, 2016 and 2015, in the amounts of approximately 33,400 and $23,200 respectively, has been recorded.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to tax examinations by the U.S. federal, state, or local tax authorities for years before 2013.

Long-lived assets and other intangible assets: The Company acquired certain trademark rights from VOXX in August 2003. In connection with the acquisition, VOXX sublicensed its rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement. The Company has accounted for trademark rights as an indefinite lived intangible asset. Accounting standards require that intangible assets with indefinite useful lives be tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value below its carrying amount. When determining the fair value of trademark rights, the Company uses the relief from royalty method which requires the determination of fair value based on if the Company was licensing the right to the trademark in exchange for a royalty fee. The Company utilizes the income approach to determine future revenues to which to apply a royalty rate. The royalty rate is based on market approach concepts. In considering the value of trademark rights, the Company looks to relative age, consistent use, quality, expansion possibilities, relative profitability and relative market potential. The Company has performed its annual impairment test for the years ended November 30, 2016 and 2015 and no impairment was identified.

In accordance with accounting standards, the Company reviews its long-lived assets periodically to determine potential impairment. If indicators are present, the Company compares the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less that the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. There was no impairment of long-lived assets for the years ended November 30, 2016 and 2015.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through January 30, 2017, the date the financial statements were available to be issued.

Note 2 - Fair Value Measurements

Fair value measurements: Accounting standards specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company’s own assumptions of market participant valuation (unobservable inputs). In accordance with the accounting standards, these two types of inputs have created the following fair value hierarchy:

Level 1	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

The standard requires the use of observable market data if such data is available without undue cost and effort. For the years ended November 30, 2016 and 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents, accounts receivable, accounts payable: The carrying amounts approximate fair value due to the short maturity of those instruments.

Available-for-sale securities: Available-for-sale securities consist of investments in marketable debt securities and United States Treasury Bills. Debt securities consist primarily of obligations of municipalities and corporate industrial revenue bonds, which are not subject to significant risk or fluctuation. The Companies who issue the bond are the first line of defense, secondly the principal of the bond is backed by a bank line of credit, and lastly the investment brokerage company conducts due diligence on the financial ability of issuer and bank to repay at the bond’s maturity.

Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each consolidated balance sheet date. Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments have been classified as available-for-sale in accordance with accounting standards. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if material, are reported as a separate component of members' equity.

The amount classified as current assets on the accompanying consolidated balance sheets represents the amount of marketable debt securities and United States Treasury Bills expected to be sold during the next year.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. The Company considers numerous factors, on a case by case basis, in evaluating whether the decline in market value of an available-for-sale security below cost is other-than-temporary. Such factors include, but are not limited to, (i) the length of time and the extent to which the market value has been less than cost, (ii) the financial condition and the near-term prospects of the issuer or the investment and, (iii) whether the Company’s intent to retain the investment for the period of time is sufficient to allow for any anticipated recovery in market value. During the year ended November 30, 2016, the Company did not hold any investments that had such a decline in value.

The marketable debt securities contain a put feature that allows the Company to periodically sell the bonds to a brokerage house at par value. The bonds also have a floating interest rate which is reset on a periodic basis and are backed by third party letters of credit. As of November 30, 2016, the bonds had a weighted-average yield of 0.74%. To estimate their fair value, the Company considered the par value of the bonds, potential default probabilities, market yield curves and the seven day put feature.

The following is a summary of the Company’s investment as of November 30, 2016 and 2015:

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

	2016
	Level 1
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

United States Treasury Bills	$4,987,892	$5,970	$—	$4,993,862

	Level 2
Marketable Debt Securities	$8,607,000	$—	$—	$8,607,000

	2015
	Level 2
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Marketable Debt Securities	$4,412,999	$—	$—	$4,412,999

The Cost and fair value of debt securities by contractual maturities as of November 30, 2016 are as follows:

		Fair
	Cost	Value

Due between 0 to 3 years	$5,917,892	$5,923,862
Due after three years	7,677,000	7,677,000
	$13,594,892	$13,600,862

Maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2016, 2015, and 2014 is as follows:

	2016	2015	2014

Proceeds from the sale of available-for-sale securities	$5,195,005	$4,180,213	$5,710,000

Interest earned	$77,045	$60,016	$58,373

Note 3 - Leasehold Improvements and Equipment

The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2016 and 2015 are as follows:

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

	2016	2015

Leasehold improvements	$1,213,093	$1,171,479
Machinery and equipment	1,655,039	1,607,523
Tooling and molding	4,989,998	4,456,921
Transportation equipment	620,201	620,201
Office furniture and fixtures	513,007	511,647
Computer equipment	1,955,105	1,687,089
Booth displays	198,992	198,992
Construction in progress	1,016,756	776,812
	12,162,191	11,030,664
Less accumulated depreciation	9,122,582	7,970,489
	$3,039,609	$3,060,175

Note 4 - Pledged Assets and Notes Payable

The terms of a loan agreement with a bank permit the Company to borrow a maximum of $10,000,000. At November 30, 2016, no amounts were outstanding under this agreement. Borrowing under the agreement bear interest at prime minus .50% or LIBOR plus 2.00%, at the Company’s option, are collateralized by accounts receivable and inventories, and are subject to a tangible net worth covenant. The agreement expires June 30, 2017.

Note 5 - Major Vendors

For the years ended November 30, 2016, 2015 and 2014 the Company purchased approximately 74%, 77% and 72% respectively, of its products for resale from their top five vendors. The top five vendors varied during the years presented.

Note 6 - Transactions with Related Parties, Lease Commitments and Subsequent Event

The Company is affiliated with various entities through common ownership by VOXX. Transactions with VOXX, its affiliates and subsidiaries for the years ended November 30, 2016, 2015, and 2014 are approximately as follows:

	2016	2015	2014

Net product sales	$—	$6,370	$2,683
Purchases	547,498	1,911,843	2,675,451

	2016	2015	2013

Trade accounts receivable	$—	$438	$313
Accounts payable	8,379	8,878	369,523

The Company leases warehouse, manufacturing, and office facilities from Irions Investments, LLC, an entity related

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

through common ownership, for approximately $49,000 per month, plus the payment of property taxes, normal maintenance, and insurance on the property under an agreement which expires August 2017, with two five-year options to extend, at the Company's discretion. The lease with Irions Investments contains a clause that increases the monthly rent amount each year, and is based on the Consumer Price Index (CPI). In August 2016, the Company exercised a 5 year lease term extension which extends the expiration date to August 2021. Finally, the Company leases office space in the Shenzhen province of China, with a monthly rent of $8,300 through May 31, 2018.

The Company leases certain equipment from unrelated parties under agreements that require monthly payments totaling approximately $300 and expire through September 2017.

The total rental expense included in the consolidated statements of income for the years ended November 30, 2016, 2015 and 2014 is approximately $705,000, $695,000 and $712,000 respectively, of which approximately $577,000, $570,000 and $555,000 respectively, was paid to Irions Investments, LLC.

ASA utilizes two public warehouses, with locations in California and Oregon. The leases at both locations are considered month to month and can be terminated with 90 days’ notice. As a result, the commitment schedule below includes three months of outside warehouse rent charges for 2017 only.

The total approximate minimum rental commitment at November 30, 2016 including the subsequent event under the leases is due as follows:

	Related Party	Other	Total

Year ending November 30,
2017	$580,368	107,374	$687,742
2018	580,368	49,839	630,207
2019	580,368	—	580,368
2020	580,368	—	580,368
2021	580,368	—	580,368
	$2,901,840	$157,213	$3,059,053

Note 7 - Employee Benefit Plans

The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees. The Company's contributions are discretionary and are limited to amounts deductible for federal income tax purposes. Discretionary contributions were approximately $324,000, $304,000 and $326,000 for the years ended November 30, 2016, 2015 and 2014 respectively.

The Company also maintains a discretionary employee bonus plan for the benefit of its key executive, operating officers, managers and select salespersons. The total bonus expense included in the consolidated statements of income for the years ended November 30, 2016, 2015 and 2014 is approximately $2,696,000, $2,504,000 and $2,709,000 respectively.

The Company offers a health plan for its employees, which is self-insured for medical and pharmaceutical claims up to $35,000 per participant, the first $50,000 of specific claims incurred are paid by company (aggregating specific), and a Company-wide aggregate of approximately $537,000. The Company maintains stop loss insurance coverage for claims that exceed the self-insurance limits. The total health plan expense included in the consolidated statements of income for the years ended November 30, 2016, 2015 and 2014 is approximately $726,000, $765,000 and $539,000 respectively. These expense figures include medical, vision and dental claims, employee life insurance premiums and third party administration fees, in addition to wellness program expenses and Company contributions to Health Savings Accounts.

ASA Electronics, LLC And Subsidiaries

Notes To Financial Statements

Note 8 - Litigation

At times, the Company may be a party to certain legal proceedings. The proceedings are, in the opinion of management, ordinary routine matters incidental to the normal course of business conducted by the Company. Although the outcome of these matters is uncertain, the Company believes any potential settlement would not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Note 9 - Major Customers

Net sales to customers comprising 10% of more of total net sales for the years ended November 30, 2016 and 2015 and the related trade receivables balance at those dates are approximately as follows:

	Net Sales		Trade Receivable Balance
	2016	2015	2016	2015
Customer A	$14,548,000	$10,970,000	$1,022,000	$1,121,000
Customer B	13,890,000	15,535,000	873,000	1,365,000
	$28,438,000	$26,505,000	$1,895,000	$2,486,000